August 11, 2025

Junling Liu
Chief Executive Officer and Co-Chairman of the Board
111, Inc.
3-4/F, No. 295 ZuChongZhi Road
Pudong New Area
Shanghai, 201203
The People   s Republic of China

       Re: 111, Inc.
           Form 20-F for Fiscal Year Ended December 31, 2024
           Response dated August 6, 2025
           File No. 001-38639
Dear Junling Liu:

       We have reviewed your August 6, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 24,
2025 letter.

Form 20-F for Fiscal Year Ended December 31, 2024
Reports of Independent Registered Public Accounting Firm, page F-4

1. We read your response to prior comment 1. Please amend your Form 20-F to include an audit report, either from your successor auditor or your predecessor auditor, that covers the effects of the retrospective adjustments related to basis of presentation and segment reporting discussed in Note 2(a) and 2(ad) to the financial statements. Refer to PCAOB Staff Questions and Answers on Adjustments to Prior-Period Financial
       Statements Audited by a Predecessor Auditor, PCAOB AS 3105.54 through ..58 and
       PCAOB AS 3110.06 through .07, as applicable.
 August 11, 2025
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services